Exhibit 99.9

AGREEMENT
THIS AGREEMENT is made the 29th day of May, 2007 Between
K. o. CONSORtiUM (hereinafter called the 1st Party") acting by it's
Solicitor JOSEPH OWUSU-AsAManI of the 1st Part, and KEEGAN
RESOURCES (hereinafter called "the 2nd party") acting by Dan McCoy its
President of the 2nd part, and SAMETRO CO. LTD.
(hereinafter called the 3rd Party acting by its Solicitor E. K. Amua-SEKYI of the 3rd Party.
WHEREAS by a judgment of the High Court Accra, dated the 20th day of
March, 2007, all proprietary rights of ownership over the Essase
Concession vested in the 3rd party was acquired by the 1st Party.
AND WHEREAS by an agreement between the 2nd party of the one part and the 3d party of the other part, the 2nd party desired to take 100%
ownership of the said concession.
AND WHEREAS by the terms of the agreement between the 2nd party and the 3rd Party, the 3rd party was to enjoy some benefits from the 2nd party.
AND WHEREAS the 3rd party admits its liability to the lst party.
NOW THEREFORE THIS DEED WITNESSETH AS FOLLOWS:-
1. That the 3rd Party hereby instructs the 2nd Party to use a portion of it's benefits under their agreement to set off the liability owed to the 1st Party.
2. The 2nd Party agrees to pay the 1st party the sum of
U.S$850,000.00 as full and final payment of the 3rd Party's debt.
3. The 1st Party agrees that the sum of U.S. $850,000.00 shall be full and final payment of all debts owned it by the 3rd party.
IT IS HEREBY AGREED AS FOLLOWS:-
4. That the 2nd Party shall deposit the sum of U.S. $ 850,000.00 into a No. 2 account of the 2nd Party with instructions to the bank to pay the said sum to the 1st Party on the receipt of the Minerals
Commission's letter recommending that the Minister of Mines
approve the assignment of the concession to the 2nd Party.
5. That on receipt of the said sum of $850,000.00 by the 1st Party, the
1St and 3rd Parties interest in, any right to, claim to or title to the

Essase Concession shall cease and the said concession shall vest in the 2nd Party.
6. That the 3rd Party shall assign its interest in the Essase Concession to the 2nd Party.
7. That upon obtaining the written approval of the Minerals Commission for the transfer of the Mining Lease/Licence to the 2nd
Party, the sum of U.S. $850,000.00 shall be released to the 1st Party.
8. That the 3rd Party shall maintain the 40,000 shares already issued to it.
9. That upon receipt of the written approval from the Minerals Commission to effect the transfer of the Mining Lease/License, the
2nd Party shall issue the 3rd Party with the remaining 40,OO shares.
10. That the 80,000 shares of the 3rd party shall end all obligations of the 2nd Party to the 3rd Party and the concession shall become the bone fide property of the 2nd Party free from all encumbrances.
11. The 1st and 3rd Parties hereby affirm that there are no known charges, liens, encumbrances, liabilities, court actions, mortgages or other claims which negatively affect their title to or ownership of the Esaase Concession and that the 2nd Party shall, on paying the agreed sum to the 1st Party enjoy full, peaceable and unchallenged ownership of same.
12. That all the persons signing this agreement on behalf of their respective parties have full authority and the mandate to enter this agreement on behalf of their respective parties.
IN WITNESS WHEREOF THE PARTIES HERETO HAVE HEREUNTO
SET THEIR HANDS AND NAMES THE DAY AND YEAR FIRST
ABOVE WRITTEN
SIGNED FOR AND ON BEHALF OF THE 1st PARTY BY
IN THE PRESENCE OF
SIGNED FOR AND ON BEHALF OF THE 2nd PARTY BY

In the presence of signed for and on behalf of the 3rd PARTY BY In the presence
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